SOGOTRADE, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sogotrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sogotrade, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sogotrade, Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, Sogotrade, Inc. has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

This financial statement is the responsibility of Sogotrade, Inc.'s management. Our responsibility is to express an opinion on Sogotrade, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sogotrade, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Sogotrade, Inc.'s auditor since 2019.
Livingston, New Jersey
March 13, 2020

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

SOGOTRADE, INC

DECEMBER 31, 2019

TABLE OF CONTENTS

SOGOTRADE, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash	$ 732,206
Due from clearing broker, including clearing deposit of $1,003,378	1,305,640
Commissions receivable	63,844
Prepaid expenses	42,215
Right of use asset	415,884
Other assets	22,797
Total assets	$ 2,582,586
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 153,579
Taxes payable/due to parent	29,310
Operating lease liability	412,099
Subordinated loan payable	250,000
Total liabilities	844,988
Stockholder's equity:	
Preferred stock: Series A - no par value	
4,000 shares authorized	
1,000 shares authorized, issued and outstanding	1,048,845
Common stock: no par value	
100 shares authorized, issued and outstanding	104,885
Retained earnings	583,868
Stockholder's equity	1,737,598
Total liabilities and stockholder's equity	$ 2,582,586

See notes to the financial statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SogoTrade, Inc. (the "Company") was formed on March 27, 1986 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency and riskless principal transactions.

Pursuant to an agreement between the Company and Apex Clearing Corporation (APEX), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by APEX.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared using the accrual method of accounting and are prepared in conformity with accounting principles.

Receivable from clearing broker
Receivable from clearing broker consists of money due from the Company's clearing firm, Apex Clearing Corporation, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2019.

Uncertain tax positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2016 for all major tax jurisdictions.

Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment

Depreciation on property and equipment is provided using accelerated methods over their estimated useful lives of 5 to 7 years. The Company fully depreciated its fixed assets as of December 31, 2019.

Leases

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company beginning January 1, 2019 and has recorded a "right of use" asset and a lease liability payable in the amount of $515,073 and $512,347 respectively. There was no effect on net income for the year ended December 31, 2019.

Right of use assets ("ROU") represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide implicit rate, we use our incremental borrowing rate based on the information available a commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. See Note 3 for further details regarding the Company's leases.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

3. **OPERATING LEASE**

The Company subleases its office facility at 1 McBride & Son Center Dr. #288, Chesterfield MO 63005, under an amended operating lease expiring May 31, 2023.

The Company renewed the lease for office space at 11 Broadway, 5th Floor, New York, NY, expiring in November 2020.

The present value of the existing operating leases were determined by using the incremental collateralized borrowing rate of January 1, 2019 of 6.5%.

The approximate minimum future rental payments required as of December 31, 2019, over the term of the lease are as follows:

For the Years Ended December 31:		
2020	$	136,310
2021		139,070
2022		140,220
2023		58,425
Total		474,025
Less: Discount to present value		(61,926)
Lease Liability	$	412,099

4. **RELATED PARTY TRANSACTIONS**

An affiliated company Max Tech LLC, which is wholly-owned by Sogo Financial Management LLC (the Company's holding company), provided technical services to the Company for which it was billed $360,000. The Company has no outstanding balance due to Max Tech LLC as of December 31, 2019. Market Riders, Inc. is an independent Registered Investment Advisor that is owned by Sogo Group and places trades through the Company. As of December 31, 2019, there was no outstanding balance due from Market Riders, Inc.

5. **EQUITY**

Shares of Common Stock and Series A Preferred Stock may be issued, from time to time, as the Board of Directors shall determine, and on such terms and for such consideration, as shall be fixed by the Board of Directors. The holders of the Company's common stock are entitled to one vote for each share held at all meetings of the Stockholders and in all written actions in lieu of such meetings ("Stockholders Meetings"). The holders of the Series A Preferred Stock are entitled to 1/10 vote for each share of Series A Preferred Stock held at Stockholders Meetings. In addition, Series A Preferred Stock shall have certain rights and privileges.

6. **INCOME TAXES**

The Company is included in the consolidated tax return of Sogo Financial Group, Inc. It calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Sogo Financial Group, Inc. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. It provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on its hypothetical return and assess the need for a valuation allowance on the basis of its projected separate return results.

Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) Sogo Financial Group, Inc. for tax expense are treated as either dividends or capital contributions. Accordingly, the amount by which its tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Sogo Financial Group, Inc. is periodically settled as a capital contribution from Sogo Financial Group, Inc. to the Company.

6. **INCOME TAXES** *(continued)*

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2015 are no longer subject to examination by tax authorities.

7. **COMMITMENTS AND CONTINGENCIES**

As a regulated securities broker dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations or customers. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that we can define that will have a material adverse effect on the Company's financial condition.

The Company has agreed to indemnify and hold harmless Apex for failures by customers, if any, to meet their obligations to the clearing broker.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $1,917,863, which exceeded the required minimum net capital of $12,193 by $1,905,670. Aggregate indebtedness at December 31, 2019 totaled $182,889. The Company's percentage of aggregate indebtedness to net capital was 9.54%.

9. **SUBORDINATED LOANS PAYABLE**

In May 2018, the Company entered into a renewable, subordinated loan agreement with Sogo Financial Group, Inc. in the amount of $500,000 which bears an interest rate of 11.5% per annum, with a maturity date of May 24, 2019. On January 8, 2019, The Company paid back $250,000 of the subordinated loan. In May 2019, The Company renewed the subordinated loan agreement at the new amount of $250,000 for another year. The subordinated borrowing is with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the companies continued compliance with minimum net capital requirements, they may not be repaid.

10. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2019 and through the date of the Independent Auditors' Report and determined that there are no material events that would require disclosures in the Company's financial statements.